December 20, 2019

Fanglu Wang
Chief Executive Officer
CITIC Capital Acquisition Corp.
9/F, East Tower, Genesis Beijing
No. 8 Xinyuan South Road
Chaoyang District, Beijing 100027
People's Republic of China

       Re: CITIC Capital Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted November 27, 2019
           CIK No. 0001794621

Dear Mr. Wang:

       We have reviewed your draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS submitted 11/27/2019

Principal Shareholders, page 113

1. In footnote (3) to the table, please identify the persons with voting and dispositive power over the shares indirectly held by CITIC Capital MB Investment Limited. Fanglu Wang
CITIC Capital Acquisition Corp.
December 20, 2019
Page 2

       You may contact Isaac Esquivel at 202-551-3395 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at 202-551-3713 or James Lopez at 202-551-3536 with any other questions.



                                                          Sincerely,
FirstName LastNameFanglu Wang
                                                          Division of
Corporation Finance
Comapany NameCITIC Capital Acquisition Corp.
                                                          Office of Real Estate
& Construction
December 20, 2019 Page 2
cc:       Joel Rubinstein, Winston & Strawn LLP
FirstName LastName